VIA EDGAR
March 13, 2009
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Cecilia Blye
Re:	Accenture Ltd Form 10-K for the Fiscal Year Ended August 31, 2008 Filed October 20, 2008 File No. 1-16565 Response Letter Dated February 13, 2009
Dear Ms. Blye:
On behalf of Accenture Ltd (“Accenture” or the “Company”), we are providing the following response to the comments set forth in the comment letter from the Staff of the Securities and Exchange Commission (the “Staff”) to William D. Green, dated February 20, 2009. To assist your review, we have retyped the text of the Staff’s comment below.
General
1.	You state in your response letter that, in the context of your overall business operations, your activities involving Iran, Sudan, and Syria are limited and, accordingly, do not pose a material, associated reputational risk and do not constitute a material investment risk to your security holders.

We note your discussion of the amount and percentage of your revenue associated with your activities in Iran, Sudan, and Syria. Please discuss other factors underlying your conclusion as to materiality. Your response should address qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Sudan, and Syria.
The Company takes very seriously its obligations to comply with all applicable laws and regulations and allocates significant resources to maintain a robust global compliance program applicable to its U.S. and non-U.S. activities. The Company’s global compliance function is designed to ensure that the Company does not engage in any unauthorized activities under all applicable U.S. sanctions and export control laws.
As part of its global compliance program, the Company has designated personnel in the United States and abroad whose primary responsibility is to oversee and enforce the Company’s export compliance program. The Company has implemented company-wide export compliance training programs designed to educate the Company’s employees with respect to applicable rules and regulations relating to export compliance and as to the Company’s export compliance guidelines and procedures. The Company also utilizes automated and manual compliance systems to assist it in ensuring compliance with all applicable U.S. sanctions and export control laws.
As discussed in its previous response letter to the Staff dated February 13, 2009:
•	the Company’s 2008 revenues associated with activities involving Iran, Sudan and Syria were less than $2 million, while the Company’s net revenues totaled more than $23 billion. Accordingly, revenues resulting from activities related to the referenced countries represented less than 0.01% of the Company’s 2008 net revenues;

•	the Company has no subsidiaries, affiliates, offices of any kind, or employees in Iran, Sudan or Syria;

•	to its knowledge, the Company has no customers that are incorporated or headquartered in the referenced countries; and

•	to its knowledge, the Company has no agreements, commercial arrangements or other contacts with agencies or departments of the governments of these countries, or with any entities controlled by same.
The Company provides global management consulting, technology services and outsourcing services, and related items, to customers in many countries. The revenues discussed above were not, in any circumstance, generated in connection with engagements specific to one or more of the referenced countries. Rather, the Company’s activities related to the referenced countries were incidental or ancillary to larger engagements with multi-national organizations that may have operations in one or more of the referenced countries. (For example, the Company may be engaged to provide consulting services with respect to broad-based human resources activities to a non-U.S. multi-national client with operations in one or more of the referenced countries.)
The Company recognizes that various U.S. state and municipal governments, universities, and investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. The Company does not believe that its limited activities related to the referenced countries, as discussed above, are of the type that would trigger divestment or other investor action. The Company will continue to monitor carefully the actions taken by state and municipal governments, universities and other investors and whether such actions may have any material impact on the Company and its shareholders.

It is important to note that, to date, the Company has not received any inquiries, complaints or shareholder proposals from its investors relating to the Company’s limited activities that may relate to any of the referenced countries. In addition, the Company has not, to its knowledge, experienced any negative publicity or reputational damage associated with its activities as described in this letter. Finally, the Company does not believe that its limited activities that may relate to the referenced countries has had any impact on its share price.
The Company has analyzed its activities involving Iran, Sudan and Syria from both a qualitative and quantitative standpoint, and, for the reasons discussed herein, the Company does not believe that those activities pose a material risk to its investors from either a quantitative or qualitative standpoint. In addition, the Company does not believe that a reasonable investor would deem additional information about the Company’s activities relating to Iran, Sudan or Syria important in making an investment decision.
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As requested by the Staff, the Company acknowledges that, with respect to filings made by the Company:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
Please do not hesitate to call Richard Buchband at (312) 693 4544 or the undersigned at (408) 817 2136 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Very truly yours, ACCENTURE LTD, represented by its duly authorized signatory
/s/ Douglas G. Scrivner
By: Douglas G. Scrivner

cc:	William D. Green, Accenture Pamela J. Craig, Accenture Anthony G. Coughlan, Accenture Richard Buchband, Esq., Accenture A.J. Kess, Esq., Simpson Thacher & Bartlett LLP